Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Board committee changes and retirement policy update

Johannesburg, 12 March 2026: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) advises shareholders of the following governance developments approved by the Board:

1. **Board committee structure and change to five Board committees**

   a. Following the annual review of governance effectiveness and in line with the simplification drive across the Group, the Board has approved changes to its committee structures, effective from the close of the 2026 Annual General Meeting scheduled for 28 May 2026 (the AGM). The Board advises that it will operate five Board committees, namely:

      - Audit and Risk Committee (newly combined)
      - Remuneration Committee
      - Social, Ethics and Sustainability Committee
      - Safety and Health Committee
      - Nominating and Governance Committee

   b. As part of this review, the Audit Committee and the Risk Committee have been combined into a single Audit and Risk Committee, to enhance integrated oversight of financial, operational and strategic risks.

   c. The Board has further resolved to dissolve the Investment Committee, effective from the close of the AGM. Matters previously delegated to the Investment Committee will be considered directly by the Board, including material investment or divestment decisions.

2. **Board committee chairperson changes**

   All committee chairpersons remain unchanged except for the Remuneration Committee, where:

   a. Mr Timothy Cumming will retire from the Board and will not stand for re-election at the AGM; and
   b. Mr Keith Rayner has been appointed as Chair of the Remuneration Committee, effective at the close of the AGM.
   c. Mr Terence Nombembe who is the chairperson of the Audit Committee will chair the combined Audit and Risk Committee. All members of the combined Audit and Risk Committee are confirmed as independent non-executive directors.

3. **Update to director retirement policy**

The Board has removed the non-executive director age-based retirement limit from its governance framework. All directors will be subject to an annual fit, proper and capability assessments, consistent with good corporate governance and the JSE Listings Requirements.

More detailed information regarding Board composition, committee membership and governance enhancements will be included in the 2025 Integrated Report. This announcement is made in terms of Section 6.71 of the JSE Listings Requirements.

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of a suite of metals and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater is one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has also diversified into battery metals mining and processing and has increased its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information, see www.sibanyestillwater.com

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited